EXHIBIT (a)(6)

January 9, 2007

To Our Stockholders:

We are pleased to inform you that PRAECIS PHARMACEUTICALS INCORPORATED (“PRAECIS”) has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SmithKline Beecham Corporation, an indirect wholly-owned subsidiary of GlaxoSmithKline plc (“GSK”), and Pilgrim Acquisition Corporation, an indirect wholly-owned subsidiary of GSK (“Purchaser”).

Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer for all of the outstanding shares of PRAECIS, at a cash purchase price of $5.00 per share. Accompanying this letter is (i) PRAECIS’ Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated January 9, 2007, which sets forth the terms and conditions of the tender offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, February 6, 2007.

The tender offer is conditioned upon, among other things, a majority of PRAECIS’ outstanding shares, on a fully-diluted basis, being validly tendered and not withdrawn prior to the expiration of the offer. If successful, the tender offer will be followed by the merger of Purchaser into PRAECIS, with PRAECIS surviving the merger as an indirect wholly-owned subsidiary of GSK. In the merger, all non-tendered shares of common stock will be converted into the right to receive the same $5.00 per share cash payment, without interest, paid in the tender offer.

The board of directors of PRAECIS has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable, fair to and in the best interests of PRAECIS’ stockholders, and unanimously approved the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, upon the terms and subject to the conditions set forth therein. ACCORDINGLY, THE BOARD OF DIRECTORS OF PRAECIS UNANIMOUSLY RECOMMENDS THAT PRAECIS STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

In arriving at its recommendations, PRAECIS’ board of directors gave careful consideration to a number of factors as described in the enclosed Schedule 14D-9 that PRAECIS has filed with the Securities and Exchange Commission. These factors include the opinion of Canaccord Adams Inc. (“Canaccord”), the financial advisor retained by the board of directors of PRAECIS, to the effect that the proposed cash consideration to be received by the stockholders in the tender offer and the merger is fair, from a financial point of view, to such stockholders. The full text of the Canaccord opinion is attached as Annex A to the enclosed Schedule 14D-9.

The management and directors of PRAECIS thank you for your support and encourage you to tender your shares in the manner described in the materials accompanying this letter.

Very truly yours,

Kevin F. McLaughlin
President and Chief Executive Officer